INTERNATIONAL TOWER HILL MINES LTD.

NOTICE OF CHANGE IN YEAR END

January 16, 2012

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sirs:

Re:	International Tower Hill Mines Ltd. (the “Company) – Notice Pursuant to Section
4.8 of National Instrument 51-102 (“NI 51-102”)

We write pursuant to Section 4.8 of NI 51-102 to advise of the Company’s intent to change its year end from May 31 to December 31. Capitalized terms used herein and not defined herein have the meanings ascribed to such terms in NI 51-102.

We advise as follows:

1.	Change in Financial Year-End

The Company has determined to change the fiscal year-end of the Company from May 31 to December 31, effective January 11, 2012.

2.	Reason for the Change

This change will better align the Company’s financial reporting with its operational and budgeting cycle as well as align the financial reporting to those of other industry participants in the mineral resource exploration, development and production sectors (who typically have December 31st fiscal year ends) so as to better enable marketplace assessment of the Company’s business performance.

3.	Relevant Dates for Financial Reporting Purposes Old Financial Year-End: May 31 New Financial Year-End: December 31

4.	The length and ending dates of the periods, including comparative periods, of the interim and annual financial statements to be filed for the Company’s Transition Year and its new Financial Year.

Transition	Comparative	New	Comparative	Interim	Comparative	Interim	Comparative
Year	Annual Financial	Financial	Annual	Periods for	Interim Periods	Periods for	Interim Periods
	Statements to	Year	Financial	Transition	to Interim	New	to Interim
	Transition Year		Statements to	Year	Periods in	Financial	Periods in New
			New Financial		Transition Year	Year	Financial Year
Year

7 months	12 months ended	12 months	7 months ended	3 months	3 months ended	3 months	3 months ended
ended	May 31, 2011	ended	December 31,	ended	August 31, 2010	ended	February 28,
December		December	2011	August 31,		March 31,	2011
31, 2011		31, 2012		2011		2012

6 months
						ended June	6 months ended
						30, 2012	May 31, 2011

9 months
						ended	9 months ended
						September	August 31, 2011
30, 2012

5.	Filing Deadlines, prescribed under Sections 4.2 and 4.4 of NI 51-102, for the interim and annual financial statements for the Company’s Transition Year

Interim financial statements for the 3 months ended August 31, 2011: November 14, 2011(1) Annual financial statements for the 7 months ended December 31, 2011: March 30, 2012

(1)	Extended from October 14 due to first time IFRS report